Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No. 3 to the Registration Statement of Property Solutions Acquisition Corp. (the “Company”) on Form S-4 (Registration No. 333-255027) of our report dated March 31, 2021, except for the effects of the restatement discussed in Note 2 as to which the date is May 26, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Property Solutions Acquisition Corp. as of December 31, 2020 and for the period from February 11, 2020 (inception) through December 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Fort Lauderdale, FL

June 22, 2021